UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

QuantumSphere, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766K 10 4

(CUSIP Number)

.

April 22, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74766K104

1.	Names of Reporting Persons Bricoleur Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,168,038
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,168,038

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,038
10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11)	Percent of Class Represented by Amount in Row 9 5.34%
12)	Type of Reporting Persons (See Instructions) PN (Partnership)

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CUSIP NO. 74766K 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bricoleur Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 749,811
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 749,811

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,168,038
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.45%
12.	Type of Reporting Persons (See Instructions) PN (Partnership)

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CUSIP NO. 74766K 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bric 6, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 92,310
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 92,310

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,310
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.43%
12.	Type of Reporting Persons (See Instructions) PN (Partnership)

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CUSIP NO. 74766K 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bric Offshore, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 138,465
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 138,465

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,465
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.64%
12.	Type of Reporting Persons (See Instructions) PN (Partnership)

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CUSIP NO. 74766K 10 4

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Bricoleur Enhanced, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 187,452
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 187,452

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 187,452
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.87%
12.	Type of Reporting Persons (See Instructions) PN (Partnership)

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Item 1(a).	Name of Issuer:
QuantumSphere, Inc., a Nevada corporation formerly known as Way Cool Imports, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer
2905 Tech Center Drive, Santa Ana, California 92705

Item 2(a).	Name of Person Filing:
Bricoleur Capital Management LLC Bricoleur Partners, L.P. Bric 6, L.P. Bric Offshore, LP Bricoleur Enhanced, L.P

Item 2(b).	Address or principal business office or, if none, residence:
P.O. Box 675586 Rancho Santa Fe, California 92067 Attention: Tolga Demir

Item 2(c).	Citizenship:

Bricoleur Capital Management LLC, a Delaware limited liability company

Bricoleur Partners, L.P., a Delaware limited partnership

Bric 6, L.P., a Delaware limited partnership

Bric Offshore, L.P, a British Virgin Islands limited partnership

Bricoleur Enhanced, L.P., a Delaware limited partnership

Item 2(d).	Title of class of securities:
Common stock, $.001 par value

Item 2(e).	CUSIP No.:
74766K 10 4

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

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Item 4.	Ownership: Provide the following information regarding the aggregate number and percentage of class of securities of the issuer identified in Item 1.

The shares of the Issuer’s common stock that are the subject of this Schedule 13G consist of 1,168,038 shares beneficially owned by Bricoleur Capital Management LLC indirectly as investment manager for Bricoleur Partners, L.P., Bric 6, L.P., Bric Offshore, LP and Bricoleur Enhanced, L.P. The calculation of percentage beneficial ownership is based on the Issuer’s shares outstanding as of April 22, 2014 as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2014.

(a)	Amount beneficially owned:

	Bricoleur Capital Management LLC:	1,168,038 shares of the Issuer’s common stock
	Bricoleur Partners, L.P.:	749,811 shares of the Issuer’s common stock
	Bric 6, L.P.:	92,310 shares of the Issuer’s common stock
	Bric Offshore, LP:	138,465 shares of the Issuer’s common stock
	Bricoleur Enhanced, L.P.:	187,452 shares of the Issuer’s common stock

(b)	Percent of class:

	Bricoleur Capital Management LLC:	5.34%
	Bricoleur Partners, L.P.:	3.45%
	Bric 6, L.P.:	0.43%
	Bric Offshore, LP:	0.64%
	Bricoleur Enhanced, L.P.:	0.87%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

0 shares

	(ii)	Shared power to vote or to direct the vote:

	Bricoleur Capital Management LLC:	1,168,038 shares
	Bricoleur Partners, L.P.:	749,811 shares
	Bric 6, L.P.:	92,310 shares
	Bric Offshore, LP:	138,465 shares
	Bricoleur Enhanced, L.P.:	187,452 shares

	(iii)	Sole power to dispose or to direct the disposition of:

0 shares

	(iv)	Shared power to dispose or to direct the disposition of:

	Bricoleur Capital Management LLC:	1,168,038 shares
	Bricoleur Partners, L.P.:	749,811 shares
	Bric 6, L.P.:	92,310 shares
	Bric Offshore, LP:	138,465 shares
	Bricoleur Enhanced, L.P.:	187,452 shares

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group:

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

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Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify (the undersigned certifies) that the information set forth in this statement is true, complete and correct.

May 2, 2014

Bricoleur Capital Management LLC

By:	/s/ Tolga Demir
Name: Tolga Demir
Title: CFO

Bricoleur Partners, L.P.

By:	/s/ Tolga Demir
Name: Tolga Demir
Title: CFO of the General Partner, Bricoleur Capital Management, LLC

Bric 6, L.P.

By:	/s/ Tolga Demir
Name: Tolga Demir
Title: CFO of the General Partner, Bricoleur Capital Management, LLC

Bric Offshore, LP

By:	/s/ Tolga Demir
Name: Tolga Demir
Title: CFO of the General Partner, Bricoleur Capital Management, LLC

Bricoleur Enhanced, L.P.

By:	/s/ Tolga Demir
Name: Tolga Demir
Title: CFO of the General Partner, Bricoleur Capital Management, LLC

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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